RTN STEALTH SOFTWARE INC.

8338 120th Street, Suite 200

Surrey, B.C.,  V3W 3N4

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON

Tuesday, June 28, 2010

1:30 pm Vancouver Time

NOTICE  IS  HEREBY  GIVEN  that  the  Annual  General  Meeting (the  “Meeting”)  of RTN Stealth  Software Inc.  (the

“Company”)  will  be  held  at  8338  120th  Street,  Suite  200,  Vancouver,  BC,  on  Monday,  June  28,  2010  at  1:30  pm

(Vancouver time) for the following purposes:

1.     To receive and consider the financial statements of the Company, together with the auditor’s report thereon,

for the fiscal year ended December 31, 2009;

2.     To set the number of directors for the ensuing year at four.

3.     To elect directors to hold the office until the next annual general meeting;

4.     To appoint the auditor and authorise the directors to fix the auditor’s remuneration;

5.     To approve the adoption of a 10% rolling Stock Option Plan;

6.     To transact any other business that may properly come before the meeting and any adjournment thereof.

An Information  Circular  and  a  form of  Proxy accompany  this  Notice.   The  Information  Circular  provides additional

information relating to the matters to be dealt with at the meeting and forms part of this Notice.

Shareholders  who  are  unable  to  attend  the  Meeting  are  requested  to  complete,  sign,  date  and  return  the  enclosed form  of  Proxy  indicating  your  voting  instruction.  A  proxy  will  not  be  valid  unless  it  is  deposited  at  the  office  of

Pacific   Corporate   Trust   Company,   2nd   Floor,   510   Burrard   Street,   Vancouver,   British   Columbia,   V6C   3B9

(Facsimile:  (604)  689-8144),  not  less  then  48  hours  (excluding  Saturdays,  Sundays  and  holidays)  before  the  time fixed  for  the  Meeting  or  any  adjournments  thereof.  If  you  are  not  a  registered  shareholder,  please  refer  to  the accompanying Information Circular for information on how to vote your shares.

Please advise the Company of any change in your address.

DATED at Vancouver, BC, this 25th  day of May, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

“Lucky Janda”

LUCKY JANDA

CEO